UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

BigBear.ai Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

08975B109

(CUSIP Number)

Jeffrey C. Selman

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105-2933

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 08975B109

1.	Names of Reporting Persons. GigAcquisitions4, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,835,333 (1)(2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 9,835,333 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,835,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.23% (3)
14.	Type of Reporting Person (See Instructions) PN

Note: All share numbers on these cover pages are presented as shares of Common Stock, $0.0001 par value (the “Common Stock”) of BigBear.ai Holdings, Inc., a Delaware corporation (the “Issuer”), as further described herein.

(1)

This number of shares of Common Stock consists of: (i) 9,552,000 shares of Common Stock owned directly by the Reporting Person and (ii) 283,333 Private Warrants that are exercisable within 60 days of December 13, 2021.

(2)

The Common Stock and Private Warrants are held directly by the Reporting Person. The Common Stock and Private Warrants held by the Reporting Person are beneficially owned by Dr. Avi Katz, the manager of the Reporting Person, who has sole voting and dispositive power over the shares held by GigAcquisitions4, LLC. Dr. Katz and Dr. Raluca Dinu are members of GigFounders, LLC, which has a financial and voting interest in the Reporting Person as a member of the Reporting Person and that entitles this partnership to participate in any economic return of the Reporting Person in accordance with terms negotiated with the other holders of financial and voting interests in the Reporting Person. Accordingly, the shares of Common Stock and Private Warrants held by the Reporting Person, subject to the interests of such other holders, are indirectly and beneficially owned by Dr. Katz and Dr. Dinu by virtue of their financial interest in GigFounders, LLC.

(3)

Calculation is based upon 135,566,227 shares of Common Stock of the Issuer issued and outstanding as of the closing of the Issuer’s business combination reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 13, 2021.

2

CUSIP No. 08975B109

1.	Names of Reporting Persons. GigFounders, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,835,333
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,835,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,835,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.23%
14.	Type of Reporting Person (See Instructions) PN

3

CUSIP No. 08975B109

1.	Names of Reporting Persons. Dr. Avi S. Katz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA and Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,835,333
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,835,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,835,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.23%
14.	Type of Reporting Person (See Instructions) IN

4

CUSIP No. 08975B109

1.	Names of Reporting Persons. Dr. Raluca Dinu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,835,333
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,835,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,835,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.23%
14.	Type of Reporting Person (See Instructions) IN

5

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, $0.0001 par value (the “Common Stock”) of BigBear.ai Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 6811 Benjamin Franklin Drive, Suite 200, Columbia, Maryland 21046.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by GigAcquisitions4, LLC, a Delaware limited liability company (“GigAcquisitions4”), GigFounders, LLC, a Delaware limited liability company and affiliate of GigAcquisitions4 (“GigFounders”), Dr. Avi S. Katz, a citizen of the United States and Israel who is the manager of GigAcquisitions4 and the managing and co-founding member of GigFounders, and Dr. Raluca Dinu, a citizen of the United States who is the co-founding member of GigFounders, (each, a “Reporting Person” and, collectively, the “Reporting Persons”). Dr. Katz and Dr. Dinu currently members of the Board of the Issuer.

(b)	The business address of the Reporting Persons is 1731 Embarcadero Road, Suite 200, Palo Alto, California 94303.

(c)	The Reporting Persons may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

(d)

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the initial public offering of GigCapital4, Inc. (“GigCapital4”), a Delaware corporation (now named BigBear.ai Holdings, Inc. following the closing of the business combination and the Issuer), GigAcquisitions4 purchased 7,460,000 shares of Common Stock for an aggregate purchase price of $25,000, or approximately $0.003351 per share (the “Founder Shares”). On February 8,2021, in connection with its initial public offering, GigCapital4 effected a 1.2:1 stock split of its common stock, resulting in GigAcquisitions4 holding 8,952,000 Founder Shares. In connection with such initial public offering, GigAcquisitions4 purchased 850,000 units (the “Private Units”) at a purchase price of $10.00 per Private Unit with each such unit consisting of one share of Common Stock and one-third (1/3) of one warrant. Each whole warrant (a “Private Warrant”) is exercisable for one share of Common Stock at a price of $11.50 per full share. GigAcquisitions4 obtained the funds to purchase the Founder Shares and the Private Units from its working capital.

On December 7, 2021, in connection with the closing of the Issuer’s business combination, the Private Units automatically separated into their constituent parts of 850,000 shares of Common Stock and 283,333 Private Warrants for no additional consideration. In addition, on that same day, in connection with the closing of the Issuer’s business combination, GigAcquisitions4 transferred 250,000 Founder Shares to AE BBAI Aggregator, LP, a Delaware limited partnership (“Aggregator”).

Item 4. Purpose of Transaction

Business Combination

On June 4, 2021, the Issuer announced the consummation of its business combination with BigBear.ai Holdings, LLC (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger dated as June 4, 2021 and amended August 6, 2021 and November 30, 2021 (the “Merger Agreement”), with GigCapital4 Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of GigCapital4, BigBear.ai Holdings, LLC, a Delaware limited liability company, and BBAI Ultimate Holdings, LLC, a Delaware limited liability company (“Holdings”), following the approval at the special meeting of the stockholders of GigCapital4 held on December 3, 2021 (the “Special Meeting”). In connection with the consummation of the Business Combination, the registrant changed its name from GigCapital4, Inc. to BigBear.ai Holdings, Inc. on December 7, 2021.

This summary is qualified in its entirety by reference to the text of the Merger Agreement, which is attached hereto as Exhibit 7.1 and Exhibit 7.3, and incorporated by reference.

Investor Rights Agreement

Pursuant to the terms of the Merger Agreement, on December 6, 2021, the Issuer entered into an amended & restated investor rights agreement (the “Investor Rights Agreement”) with certain of its stockholders (the “Holders”), pursuant to which such Holders were granted certain rights relating to the registration of shares of common stock held by them.

Pursuant to the Investor Rights Agreement, the Issuer’s Board of Directors (the “Board”) is comprised of eleven directors, of which (i) seven of such directors were initially designated by Holdings, Aggregator and certain of their affiliates (the “Partners”), (ii) three of such directors were initially designated by GigAcquisitions4 and (iii) one of such directors was initially designated mutually by the Partners and GigAcquisitions4, as further set forth by the Investor Rights Agreement. Additionally, the Partners and GigAcquisitions4 have agreed to not to sell, transfer, pledge or otherwise dispose of shares of registrable securities for 180 days, subject to certain exceptions. In addition, pursuant to the Investor Rights Agreement the Issuer will file a shelf registration statement within 45 days following the date of the closing of business combination in respect of all registrable securities under the Investor Rights Agreement (subject to the Issuer’s receipt of certain information from the holders thereof) and will use reasonable best efforts to cause such shelf registration statement to become effective under the Securities Act of 1933, as amended, as soon as practicable after such filing and, once effective, maintain or, in the event it ceases to be effective, replace such shelf registration statement until such parties have sold all eligible equity securities of the Issuer beneficially owned by such parties as of the date of the Closing (as defined in the Investor Rights Agreement). Pursuant to the Investor Rights Agreement, certain parties will be entitled to customary piggyback rights on registered offerings of equity securities of the Issuer and certain other registration rights, including unlimited shelf take-downs and, in the case of the Partners, demand registration rights following the expiration of the Lock-Up Period (as defined in the Investor Rights Agreement). Any underwritten offering of the Issuer’s equity securities will be subject to customary cut-back provisions. Pursuant to the Investor Rights Agreement, the Issuer will agree to cooperate and use commercially reasonable efforts to consummate the applicable registered offerings initiated by the parties and will pay the fees and expenses of such offerings (including reasonable and documented fees of one counsel for the parties participating in such offering). This summary is qualified in its entirety by reference to the text of the Investor Rights Agreement, which is included as Exhibit 7.3 and incorporated by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Investor Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies, as applicable, or that any such transaction would be successfully implemented.

Except as disclosed in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

Item 5. Interest in Securities of the Issuer

(a) and (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 135,566,227 shares of Common Stock outstanding as of December 7, 2021 following the closing of the Business Combination:

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power		Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned
GigAcquisitions4, LLC(1)	9,835,333	(2)	9,835,333	(2)	9,835,333	(2)	7.23%

(1)

The shares of GigAcquisitions4 are beneficially owned by Dr. Katz, a member of the Board of the Issuer, and the manager of GigAcquisitions4, who has sole voting and dispositive power over the shares held by GigAcquisitions4. In addition, GigFounders has a financial and voting interest in GigAcquisitions4 as a member of GigAcquisitions4 and that entitles this partnership to participate in any economic return of GigAcquisitions4 in accordance with terms negotiated with the other holders of financial and voting interests in GigAcquisitions4. Dr. Katz is the managing and co-founding member of GigFounders, and Dr. Dinu is the co-founding member of GigFounders. Accordingly, the shares of Common Stock and Private Warrants held by GigAcquisitions4, subject to the interests of such other holders, are indirectly and beneficially owned by Dr. Katz and Dr. Dinu by virtue of their financial interest in GigFounders.

(2)

This number of shares of Common Stock consists of: (i) 9,552,000 shares of Common Stock owned directly by the Reporting Person and (ii) 283,333 Private Warrants that are exercisable within 60 days of December 13, 2021.

(c)	Except as described in Item 3 and Item 4, the Reporting Persons have not effected any transactions involving the Common Stock and Private Warrants in the 60 days prior to filing this Schedule 13D.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Merger Agreement and the Investor Rights Agreement and is incorporated herein by reference. Copies of such agreements are attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

7.1

Agreement and Plan of Merger, dated as of June 4, 2021, by and among GigCapital4, Inc., GigCapital4 Merger Sub Corporation, BigBear.ai Holdings, LLC and BBAI Ultimate Holdings, LLC, as amended by the Amendment to Merger Agreement, dated as of August 6, 2021 (included as Annex A to the Definitive Proxy Statement filed pursuant to Section 14(a) on November 5, 2021).

7.2

Amendment No. 2 to Merger Agreement, dated as of November 29, 2021 (incorporated by reference to Exhibit 10.1 filed on the Company’s Current Report on Form 8-K, filed by the Registrant on November 30, 2021).

7.3

Amended and Restated Investor Rights Agreement, dated December 6, 2021, by and among GigCapital4, Inc., BBAI Ultimate Holdings, LLC, AE BBAI Aggregator, LP, GigAcquisitions4, LLC, Oppenheimer & Co. Inc., Nomura Securities International, Inc., BMO Capital Markets Corp., William Blair & Company, L.L.C., and Other Holders (as defined in the Amended and Restated Investor Rights Agreement) (incorporated by reference to Exhibit 10.7 filed on the Company’s Current Report on Form 8-K, filed by the Registrant on December 7, 2021).

7.4	Joint Filing Agreement dated December 21, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: December 21, 2021
GigAcquisitions4, LLC

	By:	/s/ Dr. Avi S. Katz
Dr. Avi S. Katz
Manager

GigFounders, LLC

	By:	/s/ Dr. Avi S. Katz
Dr. Avi S. Katz
Manager

/s/ Dr. Avi S. Katz
Dr. Avi S. Katz

/s/ Dr. Raluca Dinu
Dr. Raluca Dinu

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Agreement and Plan of Merger, dated as of June 4, 2021, by and among GigCapital4, Inc., GigCapital4 Merger Sub Corporation, BigBear.ai Holdings, LLC and BBAI Ultimate Holdings, LLC, as amended by the Amendment to Merger Agreement, dated as of August 6, 2021 (included as Annex A to the Definitive Proxy Statement filed pursuant to Section 14(a) on November 5, 2021).

7.2	Amendment No. 2 to Merger Agreement, dated as of November 29, 2021 (incorporated by reference to Exhibit 10.1 filed on the Company’s Current Report on Form 8-K, filed by the Registrant on November 30, 2021).

7.3	Amended and Restated Investor Rights Agreement, dated December 6, 2021, by and among GigCapital4, Inc., BBAI Ultimate Holdings, LLC, AE BBAI Aggregator, LP, GigAcquisitions4, LLC, Oppenheimer & Co. Inc., Nomura Securities International, Inc., BMO Capital Markets Corp., William Blair & Company, L.L.C., and Other Holders (as defined in the Amended and Restated Investor Rights Agreement) (incorporated by reference to Exhibit 10.7 filed on the Company’s Current Report on Form 8-K, filed by the Registrant on December 7, 2021).

7.4	Joint Filing Agreement dated December 21, 2021.